Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 11, 2009 relating to the financial statements of BCE Inc., to the reconciliation of Canadian GAAP to United States GAAP and to BCE Inc.’s internal control over financial reporting appearing in the annual report on Form 40-F of BCE Inc. for the year ended December 31, 2008.

We also consent to the incorporation by reference in Registration Statements No. 333-12130 on Form F-3 and No. 333-12780 and 333-12802 on Form S-8 of our reports dated March 11, 2009 relating to the financial statements of BCE Inc., to the reconciliation of Canadian GAAP to United States GAAP and to BCE Inc.’s internal control over financial reporting appearing in the annual report on Form 40-F of BCE Inc. for the year ended December 31, 2008.

(signed) Deloitte & Touche LLP1
Independent Registered Chartered Accountants

Montréal, Canada
March 11, 2009

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1 Chartered accountant auditor permit no 13633